SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

  (Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

      For fiscal year ended December 31, 2002

                                                                                 OR

[    ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ________to ________

Commission file number 1-6262

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN

260 The Bluffs
Austell, GA 30168

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD ENGLAND

  REPORT OF INDEPENDENT AUDITORS

To the Investment Committee of BP Corporation North America Inc.

We have audited the accompanying statements of assets available for benefits of Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                                                                                Ernst & Young LLP

Chicago, Illinois
June 24, 2003

EIN 36-2692811
      Plan No. 001

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
_______________________________

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
(thousands of dollars)

	December 31,
	2002	2001

Investment in the BP Master Trust
for Employee Savings Plans	$ 19,171	$ -

Investment in the Amoco Fabrics
and Fibers Company Master Trust	-	20,870

Assets available for benefits	$ 19,171	$ 20,870

The accompanying notes are an integral part of these statements.

EIN 36-2692811
      Plan No. 001

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
______________________________________

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002
(thousands of dollars)

Additions of assets attributed to:

Participant contributions	$ 1,307
Company contributions	449
Net investment gain – BP Master Trust
for Employees Savings Plans	367

Total additions	2,123

Deductions of assets attributed to:

Net investment loss – Amoco Fabrics and
Fibers Company Master Trust	(1,821)
Transfer of assets to Amoco Fabrics and Fibers
Company Salaried 401(k) Savings Plan	(34)
Distribution to participants	(1,949)
Administrative expenses	(18)

Total deductions	(3,822)

Net decrease in assets during the year	(1,699)

Assets available for benefits:

Beginning of year	20,870

End of year	$ 19,171

The accompanying notes are an integral part of this statement.
AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
 ______________________________

NOTES TO FINANCIAL STATEMENTS

1.           DESCRIPTION OF PLAN

            Amoco Fabrics and Fibers Company (the “Company”) established the Amoco Fabrics and Fibers Company 401(k) Savings Plan effective January 1, 1994.  The Plan was amended and restated effective January 1, 1996 and its name was changed to Amoco Fabrics and Fibers Company Hourly 401(k) Savings Plan (the “Plan”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).  Effective January 1, 2001, the Plan was amended and restated to conform to changes in the Internal Revenue Code (“IRC”). The Plan was also amended and restated effective November 1, 2002.

            The following description of the Plan is provided for general information only. Unless otherwise indicated, all descriptions in these notes relate to the Plan as it existed in 2002. Participants should refer to the Plan document for more complete information. The Plan is a defined contribution plan which is subject to and complies with the provisions of the  Employee Retirement Income Security Act of 1974 (“ERISA”).  The Company reserves the right to amend or terminate the Plan at any time.

            The purpose of the Plan is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional security for their retirement.  The Plan provides that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees.  Plan assets are held in the BP Master Trust for Employee Savings Plans (the “Master Trust”).  The trustee of the Master Trust is State Street Bank and Trust Company.  Prior to November 4, 2002, plan assets were held in the Amoco Fabrics and Fibers Company Master Trust (“Fabrics Master Trust”).  The trustee for the Fabrics Master Trust was MetLife Trust Company N.A. through June 3, 2002 at which time, Fidelity Management Trust Company became trustee. The Fabrics Master Trust was merged into the Master Trust on November 4, 2002.

            Fidelity Investments Institutional Services Company, Inc. is the Plan’s recordkeeper.  The Company is the Plan Sponsor.   The Senior Vice President, Human Resources of BP Corporation North America Inc. (an indirect wholly owned subsidiary of BP) is the Plan administrator.

            Under the Plan, participating employees may contribute up to 100% of their qualified pay on a pre-tax basis, not to exceed Internal Revenue Service ("IRS") limits. Participants, who attain age 50 before the end of the applicable plan year, are eligible to make additional elective deferrals as catch-up contributions, subject to IRS limits.   Participants may elect to invest in numerous investment fund options offered under the Plan. The Company will match participant contributions at a rate of $.50 for every $1.00 contributed by the participant up to a maximum of three percent of compensation, as defined. Company matching contributions are initially invested in the BP Stock Fund. Participants may also roll over amounts representing distributions from other qualified plans. Participants may elect to sell any portion of their investment funds and reinvest the

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

1.           DESCRIPTION OF PLAN (continued)

proceeds in one or more of the other available investment alternatives.  There are no restrictions to the number of transactions a participant may authorize during the year.

            The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance.  Participants are fully vested in their contributed accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the Plan document.  Forfeitures of Company contributions by participants who withdraw from the Plan before vesting amounted to $6,442 and $9,646 for the years ended December 31, 2002 and 2001, respectively. The Plan uses forfeitures to pay certain administrative expenses and to reduce future Company contributions.

            All reasonable and necessary Plan administrative expenses are paid out of the Master Trust or paid by the Company. Generally fees and expenses related to investment management of each investment options are paid out of the respective funds.  As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions and other fees and expenses incurred in connection with those investment options.

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting.   The financial statements of the Plan are prepared under the accrual method of accounting.

Estimates.  The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect certain reported amounts.  Actual results may differ in some cases from the estimates.

Investment Valuation.  All investments of the Master Trust, except as noted below, are stated at fair value generally as determined by quoted closing market prices, if available. Investments in guaranteed investment contracts and synthetic guaranteed investment contracts are valued at contract value because they are fully benefit responsive. The Master Trust’s interest in the guaranteed investment contract and synthetic guaranteed investment contracts with managed portfolio companies and insurance companies represents the maximum potential credit loss from concentrations of credit risk associated with its investment in these contracts. Money market investments and loans to participants are valued at cost which approximates fair value.  Other investments for which no quoted market prices are available are valued at fair value as determined by the Trustee based on the advice of its investment consultants.

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
 _______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allocation of Fabrics Master Trust Assets and Transactions.  In order to preserve, for participating plans, an interest in the combined assets of the master trust, the trustee determined computed shares in the Fabrics Master Trust for each plan.  Current month’s Fabrics Master Trust investment transactions were allocated based on each plan’s computed shares in the Fabrics Master Trust at the end of the prior month, adjusted for the current month’s contributions less benefit payments to participants.  These allocated amounts were then added to or subtracted from the prior month’s computed shares to determine computed shares at the end of the month.  Master trust investment transactions allocated to the Plan included dividend and interest income, gains and losses on sales of investments and unrealized appreciation of investments. Effective November 4, 2002, the assets held in the Fabrics Master Trust were transferred into the Master Trust.

3.         PARTICIPANT LOANS

            Participants are eligible to borrow from their account balances in the Plan.  Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the participant’s vested accounts or $50,000 less the highest loan balance outstanding during the preceding twelve months. Interest rates are fixed for the duration of the loan and charged on the unpaid balance.  The interest rate charged is the prime rate as reported by the The Wall Street Journal on the next to the last business day of the month preceding the month the participant applied for the loan.  Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s accounts.

4.           INCOME TAX STATUS

            The Plan has received a determination letter from the IRS dated August 14, 1995 with respect to its qualified status under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan has been amended and restated since receiving the determination letter.  However, the Plan administrator and the Company’s tax counsel believe the Plan continues to meet the applicable tax qualification requirements of the IRC.  The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plan and trust.

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
 _______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

5.         PLAN TRANSFERS

            Plan transfers occur when eligible participants in the Plan change job classifications to or from an “hourly employee” or a “salaried employee” as defined in the Plan document.  For the year ended December 31, 2002, assets totaling $34,000 were transferred from the Plan to the Amoco Fabrics and Fibers Company Salaried 401(k) Savings Plan (“Salaried 401(k) Plan”).

6.         FABRICS MASTER TRUST

            Through November 3, 2002, all investment assets of the Plan were held in the Fabrics Master Trust with the assets of the Salaried 401(k) Plan.

            The Plan’s trust agreement permits the commingling for investment purposes of Plan assets with those of the Salaried 401(k) Plan in the Fabrics Master Trust.  The Trustee determines the Plan’s proportionate share of trust assets and related changes in trust assets, as described in Note 2, and such amounts are reflected in the Plan’s statements of assets available for benefits and statement of changes in assets available for benefits.

            At November 3, 2002 and December 31, 2001, the Plan’s interest in the assets of the Fabrics Master Trust was approximately 52 percent. The net assets of the Fabrics Master Trust as of November 3, 2002 and December 31, 2001, and changes in net assets of the Fabrics Master Trust for the period from January 1, 2002 to November 3, 2002 are as follows:

NET ASSETS
(thousands of dollars)

	November 3, December 31,
	2002 2001
Investments:
BP p.l.c. American Depositary
Shares ("BP ADSs")	$ 18,419	$ 21,218
Registered investment companies	10,325	5,197
Common collective trust funds	-	6,271
Money market funds	3,975	3,645
Loans to participants	3,599	3,514

Total investments	36,318	39,845

Net assets	$ 36,318	$ 39,845

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
_______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

6.         FABRICS MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE PERIOD FROM JANUARY 1, 2002
TO NOVEMBER 3, 2002
(thousands of dollars)

Additions of assets attributed to:

Participant contributions	$ 2,430
Rollover contributions	8
Company contributions	867
Interest and dividends	669

Total additions	3,974

Deductions of assets attributed to:

Net realized and unrealized depreciation
in fair value of investments:
BP ADSs	(2,652)
Registered investment companies	(1,623)
Common collective trust funds	(370)
Distributions to participants	(2,835)
Administrative expenses	(21)

Total deductions	(7,501)

Net decrease in assets during the period	(3,527)

Net assets:

Beginning of period	39,845

End of period	$ 36,318

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
_______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.         MASTER TRUST

            Effective November 4, 2002, the assets held in the Fabrics Master Trust were transferred into the Master Trust.

            The beneficial interest of the plans in the Master Trust is adjusted daily to reflect the effect of income collected and accrued, realized and unrealized gains and losses, contributions and withdrawals, and all other transactions.  The Master Trust constitutes a single investment account as defined in the master trust reporting and disclosure rules and regulations of the Department of Labor.

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
_______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.         MASTER TRUST (continued)

            As of December 31, 2002, the Plan’s percentage interest in the Master Trust was 0.28%. The net assets of the Master Trust as of December 31, 2002, and changes in net assets of the Master Trust for the year ended December 31, 2002 are as follows:

NET ASSETS

(thousands of dollars)

December 31,
2002
Investments
BP ADSs	$ 2,745,112
Registered investment companies	1,443,097
Common collective trust funds	936,387
Money market and short-term investment funds	936,526
Synthetic guaranteed investment
contracts	621,923
Guaranteed investment contracts	74,302
Loans to participants	107,181
Total investments	6,864,528

Dividends and interest receivable	2,991
Contributions receivable	-

Total assets	6,867,519

Accrued liabilities
Securities purchased	(7,223)
Accrued fees and expenses	(1,381)

Total liabilities	(8,604)

Net assets	$ 6,858,915

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
_______________________________

NOTES TO FINANCIAL STATEMENTS (continued)

7.         MASTER TRUST(continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2002

(thousands of dollars)

Additions of assets attributed to:
Participant contributions	$ 198,193
Rollover contributions	86,790
Company contributions	125,660
Interest and dividends	195,607
Transfer of assets from other BP sponsored
savings plans:
Amoco Fabrics and Fibers Company
Master Trust	36,318
Prestige Stations, Inc. 401(k) Plan	3,512
Transfer of assets from savings plans
sponsored by other entities:
Solvay America, Inc..	3,345
Tesoro Petroleum Corporation	34
Total additions	649,459

Deductions of assets attributed to:
Net realized and unrealized depreciation
in fair value of investments:
BP ADSs	(345,340)
Registered investment companies	(329,855)
Common collective trust funds	(187,212)
Distributions to participants	(812,018)
Administrative expenses	(3,098)
Transfer of assets to savings plans
sponsored by other entities:
Giant Industries, Inc.	(101)
Total deductions	(1,677,624)
Net decrease in assets during the year	(1,028,165)
Net assets
Beginning of year	7,887,080
End of year	$ 6,858,915

SIGNATURE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                        AMOCO FABRICS AND FIBERS COMPANY
                                                                        HOURLY 401(k) SAVINGS PLAN

                                                                        By Plan Administrator

Date:  June 25, 2003                                         /s/ Donald. Packham
                                                                         Donald E. Packham
                                                                        Senior Vice President, Human Resources
                                                                        BP Corporation North America Inc.

AMOCO FABRICS AND FIBERS COMPANY
HOURLY 401(k) SAVINGS PLAN
_______________________________

EXHIBITS

                                    Exhibit No.                               Description

                                    23                                            Consent of Independent Auditors

                                    99                                            Additional Exhibit – Certification Pursuant
                                                                                    to 18 U.S.C. Section 1350